23002751

SEC Mail Processing
Washington, D.C. 20549

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Commonwealth Pharma Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2016 Ocean St
(No. and Street)

Marshfield	MA	02050
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter F. Flynn	617-367-0099	FLYNN@PETERFLYNNESQ.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morris & Morris, P.C.
(Name – if individual, state last, first, and middle name)

32 Kearney Rd	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

01/06/2010	4066
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter F. Flynn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Commonwealth Pharma Securities, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SZYMON LATWINSKI
Notary Public
Commonwealth of Massachusetts
My Commission Expires August 01, 2025

Signature:

Title:
CCO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COMMONWEALTH PHARMA SERVICES, LLC
2016 Ocean Street
Marshfield, MA 02050

February 21, 2023

Morris & Morris, P.C.
Certified Public Accountants
32 Kearney Road
Needham Heights, Massachusetts 02494

Gentlemen:

The following representations, made to the best of our knowledge and belief, are being provided to you in connection with your independent audit of the statement of financial condition of Commonwealth Pharma Securities, LLC (a Massachusetts Limited Liability Company) at December 31, 2022, and the related statements of operations, changes in member's capital, and cash flows for the year then ended.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgement of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

GENERAL:

We understand that the financial statements are the responsibility of the Company's management, and that your responsibility is to express an opinion on these financial statements based on your independent audit. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control and preventing and detecting fraud.

We understand that you conducted your independent audit in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require you to plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We also understand that your audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; but, does not include a detailed audit of transactions. Furthermore, we understand that an audit would not necessarily reveal or disclose irregularities, errors, fraud or illegal acts, should there be any. However, we understand that you will inform management of any material errors, fraud or illegal acts that come to your attention in the normal course of your work. We understand it is our responsibility for design, implementation, and management of the Company's internal control procedures.

GENERAL: (Continued)

Net capital computations, prepared by the Company during the period from January 1, 2022 through February 21, 2023, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period, and did not reveal any deposit requirements that were not made on a timely basis.

We have properly recorded all material transactions in the accounting records underlying the financial statements.

We have no plans or intentions that may materially affect the carrying amounts or classification of assets, liabilities, and equity.

We have complied with all aspects of contractual agreements and regulatory requirements that could have material effect on the financial statements in the event of non-compliance.

Management estimates determined and used in the financial statement preparation process are based upon the best available data and information at the time of the preparation of the financial statements and are not materially inaccurate.

We are unaware of any irregularities, errors, fraud, or illegal acts committed by management or employees. No investigations are in progress, nor are any charges pending against the Company for alleged violations of federal, state, or local laws, which could have a material adverse effect on the financial statements, taken as a whole.

No events have occurred and no facts have been discovered since December 31, 2022, through the date of this letter, which would make the statement of financial position at December 31, 2022, or the related statements of operations, changes in members' capital, and cash flows for the year then ended materially inaccurate or misleading; or would require adjustment to, or additional disclosure in the financial statements No shortages, irregularities, changes in financial or economic conditions, or the status of litigation have been discovered that have not been disclosed in the financial statements; and, to our knowledge, there is nothing reflecting upon the honesty of members of our organization.

GENERAL: (Continued)

We are in agreement with any and all adjusting journal entries you have recommended, and they will be properly posted into the Company's general ledger.

INTERNAL CONTROL:

There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

There are no material weaknesses in internal control, including any for which we believe the cost of corrective actions exceeds the benefits. There have been no significant changes in internal control since December 31, 2022.

There are no material inadequacies at December 31, 2022, or for the year then ended, in the accounting system, the internal accounting controls, the procedures for safeguarding securities and the practices and procedures followed in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3.

MINUTES AND CONTRACTS:

We have made available to you all significant contracts and agreements and all minutes of the meetings of shareholders, directors, and committees of directors from the date of incorporation or organization or summaries of actions of recent meetings for which minutes have not yet been prepared. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

RISKS AND UNCERTAINTIES:

There are no risks and uncertainties related to certain significant estimates and current vulnerabilities due to certain concentrations that have not been disclosed in accordance with AICPA Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties.

CASH AND EQUIVALENTS:

Cash and Equivalents are not restricted under a legally enforceable or best efforts compensating balance agreement on behalf of the Company or any other party.

PLEDGED OR ASSIGNED ASSETS:

Disclosure is made in the financial statements of all significant mortgages, debt, assignments, pledges or other encumbrances of assets.

DIRECT LIABILITIES:

All known material direct liabilities of the Company were recorded on the books.

RELATED PARTY TRANSACTIONS:

All known related party relationships and material transactions with related parties have been properly reported and disclosed in the financial statements; and all year end balances are properly stated.

CONTINGENT AND OTHER POSSIBLE LIABILITIES:

The Company had no contingent or other possible liabilities.

PURCHASE AND SALE COMMITMENTS:

There were no material unfilled contracts for purchases in excess of normal requirements or at prices substantially in excess of market, or for contracts at prices that are expected to result in loss.

MEMBER'S CAPITAL:

All components of Members' Capital are properly stated and disclosed in the financial statements.

REVENUE:

Revenue has been recorded in accordance of any and all contracts in effect during the year.

FORM SIPC-7:

The Company complied with the applicable instructions of the Form SIPC-7.

LITIGATION:

There is no pending and/or threatened litigation that could have a material adverse effect on the financial statements, taken as a whole. Management has not retained an attorney(s) to address any litigation, claims or other similar contingencies.

CYBERSECURITY:

There have been no cybersecurity breaches or other cyber events whose effects should be considered for disclosure in the financial statements, as a basis for recording a loss contingency, or otherwise considered when preparing the financial statements.

GOING CONCERN:

Management has evaluated the Company's ability to continue as a going concern for at least one year from the date of this letter. Based upon the review, Management does not believe that there is substantial doubt regarding the Company's ability to continue as a going concern. Management has disclosed all information relevant to the going concern assumption used in the financial statements.

SUBSEQUENT EVENTS:

There are no material subsequent events that would require disclosure in the financial statements.

SUPPLEMENTAL INFORMATION:

We derived the information on the Computation of Net Capital from the underlying accounting records used to present the financial statements, and such information is accurately presented and free from material misstatement.

EXEMPTION REPORT:

We represent that the Company is engaged in "Non-Covered Firm" activities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). The Company solely engaged in "Non-Covered Firm" activities and have claimed an exemption from 17 C.F.R.§ 240.15c3-3: (1) (the "exemption provision") and we stated that we met the identified exemption provisions throughout the most recent fiscal year without exception. We are responsible for compliance with the exemption provisions and its statements.

Very truly yours,

COMMONWEALTH PHARMA
SECURITIES, LLC

Peter F. Flynn, CCO/CFO

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

February 21, 2023

TO THE DIRECTORS AND EQUITY OWNERS OF
COMMONWEALTH PHARMA SECURITIES, LLC
2016 Ocean Street
Marshfield, MA 02050

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Commonwealth Pharma Securities, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's accounting records, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES
(Continued)

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Morris + Morris, P.C.
Certified Public Accountants

COMMONWEALTH PHARMA SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2022

TABLE OF CONTENTS

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

February 21, 2023

TO THE DIRECTORS AND EQUITY OWNERS OF
COMMONWEALTH PHARMA SECURITIES, LLC
2016 Ocean Street
Marshfield, MA 02050

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commonwealth Pharm Securities, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm
(Continued)

TO THE DIRECTORS AND EQUITY OWNERS OF
COMMONWEALTH PHARMA SECURITIES, LLC
February 21, 2023
Page 2

Supplemental Information

The information contained in The Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris & Morris, P.C.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2016.
Needham Heights, MA 02494

AICPA
The CPA.
Never Underestimate
the Value.SM

COMMONWEALTH PHARMA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash	$	91,540
Prepaid expenses		161
Total Assets	$	91,701

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	4,500
Total Liabilities		4,500
Member's Equity		
Member contributions		120,217
Accumulated deficit		(33,016)
Total Member's Equity		87,201
Total Liabilities and Member's Equity	$	91,701

See accompanying independent registered public accounting firm's report and notes to financial statements

COMMONWEALTH PHARMA SECURITIES, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2022

Revenues:		
Placement fees	$	717,957
Operating expenses:		
Management fee expense		40,000
Commissions		596,944
Professional fees-CCO		7,500
Professional Fee-Audit		4,500
Total Expenses		648,944
Net Income	$	69,013

See accompanying independent registered public accounting firm's report and notes to financial statements

COMMONWEALTH PHARMA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2022

		Member Contributions	Accumulated Deficit		Total
Balance, January 1, 2022	$	115,697	(102,029)	$	13,668
Net Income			69,013		69,013
Member contribution		4,520	-		4,520
Balance, December 31, 2022	$	120,217	(33,016)	$	87,201

See accompanying independent registered public accounting firm's report and notes to financial statements

COMMONWEALTH PHARMA SECURITIES LLC

STATEMENT OF CASH FLOWS
January 1, 2022 to December 31, 2022

Cash flows from operating activities:		
Net Income	$	69,013
Changes in operating assets and liabilities:		
Prepaid expenses		(20)
Accrued expenses		-
Net cash provided by operating activities		68,993
Cash flows from financing activities:		
Member contributions		4,520
Net cash provided by financing activities		4,520
Net increase in cash		73,513
Cash, beginning of year		18,027
Cash, end of year	$	91,540

See Accompanying Independent Registered Public Accounting Firm's Report and Notes to Financial Statements

COMMONWEALTH PHARMA SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2022

Note 1 **Organization and nature of business**

Commonwealth Pharma Securities, LLC (the "Company") was formed in December 2002 and is a Delaware limited liability company. The Company acts as an agent for the issuer of corporate securities for private placements per membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC).

Note 2 **Summary of significant accounting policies**

Method of Accounting
The Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board (FASB), and issued in the FASB Accounting Standards codification (the "Codification"), utilizing the accrual basis method of accounting.

Revenue recognition
The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

The Company did not incur costs to obtain revenue contracts with its customers. In the event that it did incur these costs, it would amortize the costs to expense over the time period that the services are expected to be provided to the customer.

Revenue from contracts with its customers includes fees from placements. The recognition and measurement of revenue is based on the assessment of individual contract terms. In some circumstances, significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

All of the Company's revenues were derived from placement fees.

Income taxes
The sole member of the Company has elected to have the Company taxed as a single-member LLC. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the member.

Note 2 **Summary of significant accounting policies (continued)**

Income tax positions

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, prepaid expenses, and accrued expenses approximate fair value due to the short term nature of these assets and liabilities.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Subsequent events

The Company has evaluated subsequent events through February 21, 2023, which is the date the financial statements were available to be issued, and has determined that there are no additional disclosures required.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2022 the Company's net capital was $87,040, which was $82,040 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.0517 to 1.

Note 4 **Related party transactions**

The Company is under 100% common ownership with Apeiron Partners LLC ("Apeiron"). The Company has a management agreement with Apeiron, whereby Apeiron assumes and pays all expenses related to the day to day operations of the Company. In exchange, the Company is obligated to pay Apeiron a fee equal to the costs incurred by Apeiron plus an additional amount, which will reflect the time and effort of Apeiron based upon an allocation of time spent by Apeiron employees. $40,000 was paid to Apeiron under this agreement during 2022.

Note 5 **Concentrations of credit risk**

The Company maintains its cash at financial institutions in bank deposits which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Note 6 **Statement of Cash Flows**

For the year ended December 31, 2022, the Company did not have any significant non-cash investing or financing activities.

COMMONWEALTH PHARMA SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2022

Capital		
Member contributions	$	120,217
Accumulated deficit		(33,016)
		87,201
Deductions and charges:		
Nonallowable assets:		
Prepaid expenses		(161)
Net capital	$	87,040
Aggregate indebtedness		
Accrued expenses	$	4,500
Computation of basic net capital requirement		
Minimum net capital required	$	300
Minimum dollar net capital required		5,000
Net capital requirement		5,000
Excess net capital	$	82,040
Net capital less 120% of minimum dollar net capital required	$	81,040
Ratio of aggregate indebtedness to net capital		0.0517 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2022)

Net Capital, as reported in Company's part II (unaudited) Focus report	$	87,040
Net capital per above	$	87,040

No material differences exist between the audited computation of net Capital and the unaudited net capital as reported in the Company's FOCUS report for the year ended December 31, 2022.

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

February 21, 2023

TO THE DIRECTORS AND EQUITY OWNERS OF
COMMONWEALTH PHARMA SECURITIES, LLC
2016 Ocean Street
Marshfield, MA 02050

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which Commonwealth Pharma Securities, LLC (the Company) identified that it does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 and was covered by footnote 74 and was in compliance throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934.

Morris & Morris, P.C.

Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

Commonwealth Pharma Securities LLC's Exemption Report

Commonwealth Pharma Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. {240.1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 1 7 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company's customers typically are business enterprises that are looking to sell either themselves or a division/subsidiary or conversely, buy another company or division/subsidiary The Company introduces its customer, whether the buyer or seller, to another entity, advises its customer on valuation and structure and the parties close the transaction between themselves. The Company does not get involved in the actual settlement of the transaction.

During the reporting period the firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 1 5c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 1 5c33).

Commonwealth Pharma Securities LLC

I, Peter F Flynn. swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Peter F Flynn
Chief Financial Officer
January 5, 2023